Exhibit 99.6

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		MR PAUL WHITTAKER

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	DIRECTOR NAMED IN 2 ABOVE		MARY MCNAMARA 2235 JACK WILLIAM WHITTAKER 1117 HARRY GEORGE WHITTAKER 1117

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	DIRECTOR NAMED IN 2 ABOVE		SCRIP DIVIDEND PURCHASE OF ORDINARY SHARES OF 27.5p EACH

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	MARY MCNAMARA 49 JACK WILLIAM WHITTAKER 25 HARRY GEORGE WHITTAKER 25		0.001%		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY SHARES OF 27.5p EACH		138.15p		2 JUNE 2006		6 JUNE 2006

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	4568		0.001%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable
	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number
	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries
GRENVILLE REID 020 7111 7042

25.	Name and signature of authorised company official responsible for making this notification LUKE THOMAS, DEPUTY GROUP COMPANY SECRETARY

Date of notification 7 JUNE 2006